February 11, 2025

Gregory Delory
Chief Executive Officer
Helio Corp /FL/
2448 Sixth Street
Berkeley, CA 94710

       Re: Helio Corp /FL/
           Amendment No. 1 to Registration Statement on Form S-1
           Filed on January 31, 2025
           File No. 333-284062
Dear Gregory Delory:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Form S-1 filed January 31, 2025
General

1. We note that your forum selection provision identifies a state court located within the
       State of Florida (or, if no state court located within the State of Florida has jurisdiction, the federal district court for the Middle District of Florida) as the
       exclusive forum for certain litigation, including any    derivative
action.    Please revise
       the registration statement to disclose this provision and whether it applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
 February 11, 2025
Page 2

       Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing